Mail Stop 3561

July 3, 2007

Mr. Joseph L. Rotunda
Chief Executive Officer
EZCORP, Inc.
1901 Capital Parkway
Austin, TX 78746

      Re: **EZCORP, Inc.**
              Form 10-K for the Fiscal Year Ended September 30, 2006
              Filed December 14, 2006
              File No. 0-19424

Dear Mr. Rotunda:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 30, 2006

Signature Loans, page 6

1. We note that the signature loan rollforward provided on page 6 includes loans that are originated by you as well as those originated by independent lenders. In future filings, please disaggregate the information in this table to differentiate between those loans that you own and those that you do not.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Summary Financial Data, page 26

2. Please tell us and add a footnote to your summary financial data table to disclose how you calculate the average yield on your pawn loan portfolio.

Results of Operations, page 32

3. You disclose on page 33 that you generally sell bad debt on a weekly basis as it ages beyond 80 days. Citing authoritative accounting guidance, please tell us and disclose how you account for your bad debt sales. Please ensure you describe how your treatment varies for signature loans that you own and signature loans originated by third-party lenders. Please also quantify the proceeds received from these sales for each historical period presented and explain how those proceeds are reflected in your statements of cash flows.

Liquidity and Capital Resources, page 37

4. Please ensure your discussion and analysis of cash flows is not merely a recitation of changes evident from the financial statements. For example, you indicate that fiscal 2006 net cash flow provided by operating activities is partially a result of changes in accounts payable and accrued expenses. Please provide analysis explaining the underlying reasons for the fluctuations in these and any other contributing accounts.

5. You disclose on page 19 that most of your leases require you to maintain the property and pay the cost of insurance and taxes. To the extent that payments made for maintenance, insurance and taxes on your leased properties are material, please include disclosures below the contractual obligations table to indicate that the lease obligation amounts presented do not include these additional obligations. Since the table is aimed at providing additional information that is material to understanding a company's cash requirements, you may want to disclose amounts paid in prior years for maintenance, insurance and taxes in order to provide a context for the reader to understand the impact of these charges on your total lease obligations. See Item 303(a)(5) of Regulation S-K and footnote 46 to SEC Release No. 33-8350.

Notes to Consolidated Financial Statements

Note C: Earnings per Share, page 50

6. We note that you have two classes of common stock and that you compute earnings per share using the two-class method. Please tell us if your calculation of diluted EPS for Class A common stock is based on the more dilutive of the

two-class method or the if-converted method and whether diluted EPS for Class B common stock is presented without assuming conversion. If your EPS figures were not computed using these methods, please provide us with your EPS calculations had you assumed application of this guidance to the historical annual periods presented.

Note I: Common Stock, Warrants, Options, and Share-based Compensation, page 54

7. We note that you used an expected life of 2 years in valuing options issued during fiscal 2006. Considering that the contractual term of the options appears to be 10 years and the weighted average remaining contractual term of options outstanding as of September 30, 2006 is 4.9 years, please tell us how you determined an expected term of 2 years was appropriate.

8. Please tell us and disclose in future filings your method of recording compensation cost on restricted stock issuances that include performance conditions. Please also tell us how you treat nonvested restricted shares with performance conditions in your diluted earnings per share computations.

Note P: Quarterly Information (Unaudited), page 62

9. We note that you disclose the per-share impact of the increase in net income resulting from the decrease in your effective income tax rate. Please tell us why you believe you are permitted to include this non-GAAP measure in your filing considering Question 11 of the Staff's Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, available on our website at www.sec.gov. If you believe inclusion of this measure in your filing is appropriate, please explain how the measure is used by management and in what way it provides meaningful information to investors. Also, ensure you provide a reconciliation of the measure to the GAAP EPS figure.

Controls and Procedures, page 65

10. You state that disclosure controls and procedures are defined as controls and procedures that are designed to ensure that information required to be disclosed in the reports you file or submit under the Exchange Act is recorded, processed, summarized and reported within the required time periods. In future filings, please also state that disclosures controls and procedures include those controls and procedures that are designed to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Andrew Blume (Staff Accountant) at (202) 551-3254 if you have questions regarding the comments on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.

Sincerely,

William Choi
Accounting Branch Chief